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                                             Filed by Petroleum Geo-Services ASA
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-9
                                          of the Securities Exchange Act of 1934

                                     Subject Company: Petroleum Geo-Services ASA
                                                  Commission File No.: 001-14614

                                               Subject Company: Veritas DGC Inc.
                                                  Commission File No.: 001-07427

ADDITIONAL INFORMATION

In connection with the proposed merger of Veritas DGC Inc. ("Veritas") and a subsidiary of a newly formed holding company, Veritas and the new holding company will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for shares of Petroleum Geo-Services ASA ("PGS"), Veritas and the holding company will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/Recommendation Statement on
Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and the holding company with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation/recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at
(281) 589-7935, or by calling Veritas at (832) 351-8300.

This filing contains the transcript of the prepared remarks and management responses to questions with respect to the proposed combination of PGS and Veritas from PGS's first quarter earnings conference call held on May 2, 2002. These prepared remarks and responses are being filed pursuant to Rule 425 under the Securities Act of 1933 and are deemed filed pursuant to Rule 14d-9 of the Securities Exchange Act of 1934.


Reidar Michaelsen (Chairman and CEO of PGS):

Good afternoon to those of you in Europe and good morning to all our U.S. participants. Before we begin today's conference call to discuss the company's first quarter results and the outlook for our two-core businesses, I would like to provide you with an update on the status of the pending merger between PGS and Veritas and the pending sale of PGS's Atlantis subsidiary. However, during the course of this conference call we will not be making any further comments on the progress of the merger or the pending Atlantis sale, nor will we be addressing any questions related to these two transactions.

Several weeks ago, PGS and Veritas announced that the two companies were in discussions to amend the terms of the merger agreement. Under the proposed terms that would be included in

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an amended merger agreement, PGS shareholders would receive .40 shares, previously .47 shares, of the new combined company for each share they own, and shareholders of Veritas would receive one share. This revised exchange ratio would give PGS shareholders approximately 56% interest in the new company. Previously it was agreed 60%. Additionally, six directors from Veritas would be appointed to the new board, while PGS would appoint four directors. Dave Robson, Chairman and CEO of Veritas, would be the CEO of the new company, and I would be the Chairman of the Board. Matthew Fitzgerald, CFO of Veritas, would be the CFO of the new company.

The deal would also be conditioned on Veritas becoming the acquiring company for accounting purposes. This last proposed amendment, which required obtaining a pre-clearance from the SEC, has resulted in some delay in the signing of the definitive amendment to the proposed merger agreement. However this issue has reached a conclusion as the SEC has indicated earlier this week that it will not object to the proposed merger terms between PGS and Veritas and has approved the proposed accounting treatment that would make Veritas the accounting acquirer.

Furthermore, since Veritas believes it will most likely be the accounting acquirer, PGS will rely more on Veritas' balance sheet and earnings projections. For this reason, PGS has increased the scope of its due diligence efforts and expects to complete its incremental due diligence work in mid-May. Once we have obtained reasonable assurances from the completion of our due diligence work, and received clearance from the SEC, we expect to be in a position to sign the amended merger agreement at that time.

                                     * * * *

Q: Yes, I just have a question regarding the S-4 and the 8-K and when they would be filed? I wasn't sure if that was going to be delayed also with respect to the Atlantis sale. It seems like that's been delayed.

A: I can just say, as Reidar read in the opening statements, the S-4 will not be filed until the merger amendment is signed, which we anticipate to be mid May. It would not be held up for the Atlantis sale. That's a condition to the deal, and as long as that's a condition to the deal, it shouldn't hold up the filing of the S-4. However, signing the amended merger agreement between the two parties is something that would have to be done before the S-4 could be filed.

Q:    Okay, and when do you anticipate closing the overall transaction?

A: I think we said that we expected to quit our due diligence by mid May, which would allow us to then sign that. Closing the overall transaction assuming the condition with Atlantis is satisfied -- I can't see it happening earlier than August.